PINE VALLEY RELEASES FISCAL 2007 SECOND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, November 14, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that it has released its results for the three and six months ended September 30, 2006. The Company’s unaudited consolidated financial statements and its management’s discussion and analysis (“MD&A”) have been filed under the company profile on SEDAR at www.sedar.com.  In a break with past practice, the Company has determined that it will not host a conference call and webcast in connection with this filing.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com